Boral Limited

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

02 AUG 30

21 August 2002

02049630

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 16 July 2002 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "Boral and Delfin Lend Lease Join Forces to Develop Landmark Residential Project at Sydney Greystanes Quarry" issued on 13 August 2002.

2. The Results Announcement in the form of a media release titled "Boral's Underlying profit Increases by 51% to $192m" and the Preliminary Final Report regarding the Company's results for the year ended 30 June 2002 issued on 21 August 2002.

3. Slides used by the Managing Director during briefings for analysts and the media on the Company's results for the year ended 30 June 2002. The slides were provided to ASX on 21 August 2002.

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Yours faithfully

M.B. Scobie
Company Secretary

Delfin
Lend Lease

02 AUG 30 AM 10: 47

BORAL

13 August 2002

MEDIA RELEASE

Boral and Delfin Lend Lease Join Forces to Develop Landmark Residential Project at Sydney Greystanes Quarry

Boral and Delfin Lend Lease have reached an agreement to redevelop a third of Boral's 330-hectare Greystanes site into a landmark residential community.

The 104-hectare site will be developed over the next five years, containing approximately 1,500 dwellings, a range of community facilities and 40 hectares of green, open space including parklands and walking tracks.

Boral Executive General Manager, Mr Emery Severin said: "the partnership with Delfin Lend Lease is an important milestone in Boral's redevelopment of the Greystanes site, as we phase out our Prospect Quarry operations. The residential land development will inject a new revenue stream into the company as part of our whole-of-life approach to resource management."

The Greystanes project is the first of several large residential developments to be undertaken by Boral's Quarry End Use business. The business unit is designed to maximise company earnings through the redevelopment of its quarry and clay assets as they reach the end of their useful resource life.

Lend Lease Asia Pacific CEO Des Marks said "the agreement highlighted the importance and potential of the existing relationship with Boral".

"Several Lend Lease businesses already have significant partnering relationships with Boral through the supply of building materials. This new agreement will enable Delfin Lend Lease to add value to Boral's surplus land assets," said Mr Marks.

Mr Severin said "the residential development on the eastern side of Prospect Hill will form a significant part of the overall Greystanes site, and will complement the employment generating lands on the western side".

"Delfin Lend Lease will bring the creative and marketing skills required to develop a unique residential estate in Western Sydney, which will support the success of the whole Greystanes development. The project will also provide an opportunity to showcase and use Boral building materials and products in the development," said Mr Severin.

Delfin Lend Lease CEO Rod Fehring said the Greystanes project signalled a major expansion in Delfin Lend Lease's Sydney operations, and would provide a significant earnings stream for the company in the high growth areas surrounding the Parramatta CBD.

"A major focus of our growth strategy is to increase and diversify our activity in Sydney. We anticipate strong interest from consumers who can see the potential of buying into this unique, high-value site," he said.

MEDIA RELEASE

02 AUG 30

Results announcement
for the year ended 30 June 2002

21 August 2002

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

BORAL'S UNDERLYING PROFIT INCREASES BY 51% TO $192M

Boral Limited today announced a net profit after tax and minorities of $192.4 million for the year ended 30 June 2002, a 51% increase in underlying profit on prior year (the 2001 result included a net $26 million profit from disposal of businesses).

Earnings per share for the year increased from 27 cents to 34 cents.

Sales revenue of $3.5 billion was 6% above the prior year, driven by a cyclical recovery in Australian housing, resilience in the US housing market and continued growth in Asian markets.

The major features for the full year profit result were:

- A $48 million improvement in Australian EBIT to $228 million driven by volume uplifts in housing, pricing initiatives in construction materials in the second half and operational improvements.
- An $18 million profit from Boral's 48% interest in the Asian Plasterboard joint venture, which was $15 million above last year's result.
- Strong earnings of A$110 million from US operations (up 10%).
- A 31% improvement in underlying EBIT to $343.2 million; overall EBIT to sales margin improved to 9.8% compared with 8.0% in the prior year.
- $7 million (9%) lower interest costs through lower interest rates and reduced debt.
- Average tax rate reduced from 34% to 31% due to lower Australian corporate tax rates and a favourable tax environment for the Asian Plasterboard JV.

Sales revenue for the June-2002 half year of $1.8 billion was 8% above the June-2001 half. A strong second half profit after tax of $100 million, in what is traditionally the weaker half of the year, was $45 million ahead of the June half of FY2001. Second half EBIT to sales margin of 10.4% was a significant improvement on 6.7% for the June 2001 half-year.

Operational cashflows of $392 million were 64% above the $239 million reported last year. Operating cashflow more than covered capital and acquisition expenditure of $302 million during the period. Surplus cashflow was used to reduce debt from $983 million to $881 million enabling gearing (D/E) to reduce to 45% from 53% at June 2001, which is comfortably within Boral's targeted gearing range of 40 to 60%.

A final dividend of 10.0 cents per share has been declared, 11% higher than the interim dividend and final dividend last year. The dividend will be 75% franked, an increase from the 35% franking level for the interim dividend. The dividend will be paid on 19 September 2002, 26 days earlier than last year.

For further information contact: Rod Pearse (02) 9220 6300 or Kylie FitzGerald, (02) 9220 6390

RESULTS AT A GLANCE

Year ending 30 June	2002	2001	% change
A$ million			
Sales revenue	3,489	3,280	6
EBITDA*	531	451	18
EBIT*	343	262	31
Net interest	63	70	(9)
Profit before tax*	280	192	45
Profit on disposal of businesses	-	39	-
Tax	87	78	12
Profit after tax	192	153	25
Profit after tax *(excluding profit on disposal of businesses)*	**192**	**127**	51
Cash flow from operating activities	392	239	64
Gross assets	3,907	3,950	
Funds employed	2,831	2,837	
Liabilities	1,957	2,096	
Net debt	881	983	(10)
Growth & acquisition capital expenditure	183	191	
Stay-in-business capital expenditure	119	104	

Employees	11,829	11,593	2.0
Sales per employee, $ million	0.29	0.28	4.2
Net tangible asset backing, $ per share	3.02	2.89	4.5
EBITDA* margin on sales, %	15.2	13.8	10.1
EBIT* margin on sales, %	9.8	8.0	22.5
EBIT* return on funds employed, %	12.1	9.2	31.5
Return on equity, %	9.9	8.3	
Gearing (net debt:equity plus net debt), %	31	35	
Gearing (net debt:equity), %	45	53	
Interest cover, times	5.4	4.3	
Earnings per share, ¢	33.7	27.0	24.8
Dividend per share, ¢	19.0	18.0	

*** excludes profit/(loss) on disposal and restructure of businesses.**

MARKET CONDITIONS

The estimated total value of work done in Australian building and construction markets increased by more than 11% during the period due to an uplift in housing activity[1].

In Australia, the rapidity and extent of the recovery in the housing market, which drives approximately one third of Boral's revenues, was better than expected and was supported by a low interest rate environment and the Government's First Home Owners Grant. Housing approvals increased by a significant 42% compared with the prior year. This improvement however, has taken up to six months to flow through into housing activity, with the estimated value of work done in housing (as estimated by BIS Shrapnel) increasing by approximately 21% over the same period[1].

Difficulties in obtaining home warranty insurance delayed housing starts, particularly in NSW, which is Boral's largest Australian market.

The Australian non-dwelling construction market segment, which drives 15-20% of Boral's revenues, was 4% up year on year. Conversely, construction activity in the roads, highways, subdivision & bridges segment, which determines a further 15-20% of Boral's revenue, was approximately 5% below last year; there are however, positive indications of emerging major project work. Both the engineering & construction and non-dwelling markets remain at low levels compared with the FY1999 cycle peak.

Five years ago approximately 20% of Boral's revenues were from offshore operations. This year around 30-35% of total revenues were derived from the USA and Asia, if Boral's notional share of joint venture revenues is included.

In the USA, housing activity remained resilient despite uncertainties emerging after September 11 and a weak US economy. The decline in activity post-September 11 was offset by a milder winter compared with the severe winter in the prior year. This resulted in overall US housing starts being up 4% year-on-year.

Strong market growth in Asia continued during the period. New construction ahead of the FIFA World Cup in June 2002 boosted the strong underlying growth being experienced in South Korea but some sign of softening is being seen following the event. Conditions in Thailand were favourable with stronger housing likely to underpin activity. Indonesia also lifted albeit coming off very low levels following the 1997 "Asian crash". Market volumes in China grew in the period but the market remains a difficult one.

DELIVERING A PERFORM AND GROW STRATEGY

Boral's Strategic Intent as announced in October 1999, is *to be a value-driven, focused building and construction materials supplier, operating in Australia and increasingly offshore.* Our strategy is to lift the performance of Boral's portfolio of businesses and to grow around our leading reserve and market positions.

Performance enhancement

As a result of Performance Enhancement Programs (PEP), Boral achieved $112 million of operational improvement and overhead cost savings during the period. These PEP cost savings more than offset inflationary business cost escalations during the year.

Compared with the prior year, average prices strengthened in timber, masonry, bricks (WA), quarries, cement and in bricks/tiles in the USA. However, during the period average pricing levels declined in Australian plasterboard, bricks (east coast) and roof tiles. Based on ABS

[1] *Fourth quarter value of work done data is not yet available from Australian Bureau of Statistics.*

published pricing data for pre-mix concrete, average selling prices on a year-on-year basis declined by 0.1%, yet increased 10.4% from the March-02 quarter to the June-02 quarter. Boral's pre-mix concrete selling prices reflect this trend and have increased by more than 10% from April 2002.

Following the divestment of the profitable upstream Windows lineals and extrusion operations in 2001, this year's result reflects a favourable $10 million turnaround of the Windows fabrication business. This year, the business was profitable as a result of a lower asset base and overhead cost structure, a streamlined product range and reduced operational costs.

A considerable turnaround in performance in the Timber portfolio has also been achieved following divestment of the profitable Tasmanian timber business in 2000 and the Tumbarumba softwood mill in 2001. With significantly reduced assets, the profitability of all remaining business units – hardwoods, softwoods, plywood and residues – increased significantly during the period, particularly in the second half. Focused operational improvement programs, new product lines, further development of export markets, and strengthening of underlying domestic markets have established a sound base for the Timber business to move forward.

Rationalisation activities in Australia

Rationalisation programs and restructuring of capacity benefited Boral's businesses during the year. Production was managed to closely match demand and consequently inventory levels were held at last year's levels.

During the period the closure of Boral's brick plant at Traralgon in Victoria was announced. This followed the closure of the Moorebank brick plant in NSW, announced last year. Production from these two plants is progressively being transferred to Boral's plants at Bringelly and Badgery's Creek in NSW and to Thomastown in Victoria resulting in more effective kiln utilisation rates and higher plant efficiencies. Capacity upgrades at Bringelly and Badgery's Creek are being undertaken to ensure Boral retains the same level of overall brick production capacity.

Toll crushing arrangements for Pioneer's quarry products at Emu Plains in NSW commenced during the period allowing Boral's Emu Plains crushing plant to be used more efficiently and at a lower cost.

As part of the Greystanes redevelopment project, Boral's construction materials businesses are undertaking a number of restructuring and rationalisation initiatives.

Relocation of Boral Transport's bulk cement powder distribution depot and workshop has commenced, which will significantly improve the logistics of bulk cement distribution from production facilities in the Southern Highlands. Boral's Recycling business is being relocated to Widemere, where a purpose built facility will produce quality, specified materials for re-use in the construction materials markets.

Three Sydney asphalt plants located at Seven Hills, Greystanes and St Peters are being rationalised into one high capacity, cost efficient plant at Enfield in Sydney's central west. This new location will allow increased production of recycled materials and cost-effective rail supply of aggregate from our Dunmore quarry on the South Coast to service the broader Sydney market.

Boral's office facility at Greystanes is being demolished as part of the redevelopment of the site. Boral has leased a new purpose-built facility within the Greystanes Estate allowing centralisation of Boral's Sydney-based construction materials, cement, shared services and business systems personnel.

Growth
Since July 1999, approximately $425 million has been spent on acquisition and growth projects in Australia, the USA and Asia. During FY2002 $183 million was spent on growth projects and acquisitions. These initiatives have been value-adding and in line with Boral's strategic intent.

Bolt-on acquisitions
Boral is continuing to pursue new bolt-on acquisitions to leverage strong market positions and core capabilities. Recent acquisitions delivered better than expected results during the period.

In September 2001, the acquisition of Concrite in NSW was completed with the first ten months' contribution exceeding expectations; Boral also acquired Compton Park Quarry, a 970-hectare site with over 100 million tonnes of hard rock reserves which is located in the NSW Southern Highlands and complements Boral's very strong aggregates position in and around Sydney.

The Concrite acquisition followed the acquisition of the Alsafe concrete business in Victoria in FY2001, which contributed a full year result in FY2002.

In July 2002, Boral announced its third "bolt-on" acquisition in Australian concrete since demerger with the acquisition of a 50% stake in Go-Crete. Go-Crete has 5% market share in the Western Australia concrete market and also has a leading position in the WA pre-cast panel market.

The acquisition of 71% of Siam Gypsum through the Asian Plasterboard joint venture was finalised in August 2001 and has contributed a stronger than expected first year profit.

In the USA, MonierLifetile (50% owned by Boral) completed the acquisition of a concrete tile business in Kansas City in August 2001; this operation has performed well during the period.

Asian Plasterboard growth
Boral's Asian Plasterboard joint venture business with Lafarge delivered a strong profit uplift in the first half which continued into the June 2002 half. Boral's full year result of $18 million was $15 million above last year's result.

The features of the Asian Plasterboard result were:

- Improved returns from South Korea;
- Full year contribution from the 71% acquisition of Siam Gypsum Industries in Thailand;
- Improved results in China following consolidation and rationalisation of activities in Shanghai: this business achieved a small positive EBITDA outcome for the year;
- The relocation of a 30 million m^2 plant from Shanghai to Seoul, which has now commenced production;
- Construction of a small, low-cost plant at Chongqing in China;
- Stronger volumes in Indonesia and Malaysia and improved prices in Indonesia;
- Lower interest expenses due to low interest rates and lower debt levels.

Boral's plasterboard sales volumes in Asia also benefited from underlying demand growth arising from the substitution of alternative building materials by plasterboard.

Boral's shareholding in the Asian Plasterboard joint venture with Lafarge increased from 43% to 48% during the period and will increase to 50% by 30 June 2003.

Plant upgrades & capacity expansions
Blue Circle Southern Cement's newly completed Marulan Lime kiln upgrade was completed in February 2001 and operated to full capacity during the period to meet demand in Australia's growing lime market.

Blue Circle is currently de-bottlenecking its Victorian cement works at Waurn Ponds, by increasing cement grinding capacity by 80,000 tonnes pa at a cost of $16 million; this increased capacity is expected to come on line in the March 2003 quarter.

Construction and commissioning of a new concrete plant at Deer Park on the site of Boral's Deer Park quarry in Melbourne, was completed in the first half of the year. During the second half, the new plant was running to full capacity. In addition, Boral's North Melbourne concrete plant was upgraded during the year to significantly increase capacity to service strong demand from the Melbourne inner city market.

In Timber, compensation funding of $22.5 million, which is to be re-invested by December 2005, was granted to Boral from the Federal and NSW Governments as part of Boral's Exit Assistance claim; in this context, a $6 million upgrade was completed at the Koolkhan timber mill during the period. Whilst further opportunities to invest in growth in hardwoods exist, we are currently waiting for confirmation of resource security from the NSW Government before we commit further funding to this part of the business.

Commissioning of the $25 million upgrade of the softwood mill at Oberon (50/50 JV with Carter Holt Harvey) was finalised at the end of 2001; the mill now has advanced technologies and is an extremely cost efficient operation.

In the USA, Boral's new $20 million clay paver plant in Augusta commenced production during the period. MonierLifetile (50% owned by Boral) completed construction of a new plant in Mexico, which was fully operational by December 2001 but is still operating at low utilisation levels. Construction by MonierLifetile of a new $20 million concrete tile plant in Colorado also commenced during the period and is due for completion by November 2002.

A $12 million upgrade of the US Clay Tile plant in California was completed during the year resulting in increased production capacity and improved plant efficiency.

Quarry End Use
In its second year of operation, the Quarry End Use (QEU) business unit delivered a strong result of $28 million predominantly from the Greystanes Development. Boral is adding financial and environmental value and has created a business unit that will provide a revenue stream well beyond the next ten years. Further QEU projects will come on line over the next two years including the Penrith Lakes Development (Boral has a 40% shareholding) and Boral's former Moorebank brick site. Boral is also reviewing other sites for future development opportunities.

In August 2002, Boral announced the formation of a partnership with Delfin Lend Lease to develop the 104-hectares of residential lands as part of the Greystanes redevelopment program. This strategic partnership will draw on the marketing and development expertise of Delfin to deliver an estimated $300 million whole of project revenue stream over the next five years.

The process to rezone the Penrith Lakes site has commenced and we anticipate that rezoning approvals for the residential development of the current quarry sites will be completed within the next year. We anticipate that the project will commence generating revenues within two years of rezoning and will continue for approximately 10 years.

During the year we gained consent to landfill the three clay pits at Moorebank. This landfill operation will allow the site's old clay quarry to be filled with clean material over approximately five years. Application to rezone the 102-hectare site to accommodate approximately 1,000 dwellings has been made and, once approved, development activity is expected to commence in late 2003 and to continue over a six-year period.

PERFORMANCE AGAINST OUR FINANCIAL OBJECTIVES

Boral has previously announced its financial objectives and is focused on them. Boral's financial objectives are to:

- Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle.
- Deliver better financial returns than the competition in comparable markets.
- Deliver superior total shareholder returns.

Exceeding WACC – sound capital and balance sheet management

The 2002 full year returns exceeded Boral's weighted average cost of capital. Return on funds employed for the period was 12.1%. This result supports Boral's goal of exceeding the weighted average cost of capital on a sustainable basis through the building cycle.

Capital expenditure during the period totalled $302 million. Stay-in-business (SIB) capital expenditure of $119 million was held to our target of 70% of depreciation during the period. Whilst plant and equipment is generally in good shape, the level of SIB capital expenditure will increase to depreciation levels in FY2003.

Boral's gearing (net debt to equity) reduced from 55% at 31 December 2001 to 45% at 30 June 2002. Gearing remains comfortably within the target range of 40% to 60%. Interest cover increased from 4.3 times to 5.4 times year on year.

US$300 million of US long-term debt with average 11.6 year tenure, was cost effectively issued during the second half of the year to enhance Boral's funding flexibility.

Better returns than our competitors

Boral continues to perform and grow around its strong reserve positions and #1 or #2 market positions in Australia, Asia and the USA. Boral continued to outperform competitors in Australian construction materials, in the US brick market and in plasterboard in Asia.

In Building Products in Australia, Boral's returns are below acceptable levels but substantive initiatives are being undertaken to significantly improve returns and to close the gap with the competition.

Improved shareholder returns

A final dividend of 10.0 cents per share has been declared, which will be 75% franked. This is an increase from the 2001 final and 2002 interim dividends which were both 9.0 cent dividends with 35% franking. Boral returned an attractive dividend yield, averaging 5.4% (before franking) for the year ended June 2002. The increased dividend and franking level effectively provides a 28% increase in the dividend for most shareholders.

Dividends for the full year totalled $109 million, resulting in a payout ratio of 57% from after tax income of $192 million.

Capital returns for shareholders have also improved. Boral's share price has increased by 64% since the demerger (February 2000) to 30 June 2002, compared with a 2% increase in the ASX100 over the same period. Over the past year, Boral's share price has increased by 31% versus the ASX100, which has decreased by 6%.

Since the demerger, Boral has delivered superior shareholder returns. The combined capital shareprice appreciation, dividend yield and franking benefits for Boral's shareholders, has resulted in an annualised TSR of 32% ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

Earnings per share for the year ended 30 June 2002 was 33.7 cents. EPS has improved by an average of 9% pa over the past three years, compared to the demerger year.

The final dividend will be paid on 19 September, 26 days earlier than last year. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral intends to complete an on market buy-back equivalent to DRP share issuance.


EPS $
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.26
0.30
0.27
0.34
1999
2000
2001
2002

CORPORATE GOVERNANCE

KPMG, Boral's external auditors, have advised that they propose to issue an unqualified audit opinion on Boral's financial report. As a corporate governance matter, full assurances about the accuracy and integrity of the Company's accounts have been provided by senior management and the Board is satisfied as to the reliability and quality of Boral's financial reporting.

Boral's internal audit function, which is outsourced to PricewaterhouseCoopers, provides further assurance to the Board of the adequacy of internal controls within Boral.

SAFETY AND SUSTAINABLE DEVELOPMENT FOCUS

Following significant improvement in the prior year, Boral's safety performance was sustained during the year ended June 2002, with the frequency of employee lost time injuries (per million work hours) maintained at an average of 4. The Company is strongly committed to further improving its safety performance.

During the year, Boral successfully rolled out a Sustainability Self Diagnostic Tool to determine the status of its businesses and to establish sustainability improvement targets and plans. A base level against which to monitor, measure and target performance of key environmental and social improvement programs has now been established.

OPERATIONS REVIEW

The growing importance of overseas operations has led to the separate reporting of Asia from the Australian Building Products and Construction Materials segments. The Asia reporting segment includes results for Plasterboard Asia and Indonesian Concrete and Quarries. The Building Products and Construction Materials reporting segments consist of Australian operations only.


EBIT $m
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
Australian
Offshore

Construction Materials, Australia

Share of 2002 Revenue


Australian Plasterboard
Quarries
Contracting
QEU
Transport
Asphalt
Concrete

*** Cement division includes Blue Circle Southern Cement, concrete placement & scaffolding*

Year ended 30 June	2002	2001	% change
Sales revenue, $m	1,640	1,523	7.7
EBITDA, $m	237	208	13.6
EBIT, $m	143	114	25.2
Divisional cashflow, $m	149	151	(1.4)
Capital expenditure*, $m	162	71	
Funds employed, $m	1,400	1,348	
EBITDA return on sales, %	14.4	13.7	
EBIT return on sales, %	8.7	7.5	
EBIT return on funds employed, %	10.2	8.5	
Employees	4,762	4,607	
Revenue per employee, $m	0.344	0.331	

* Including acquisitions

Whilst volumes driven by the infrastructure and non-dwelling market segments remained depressed during the period, Boral's Construction Materials businesses in Australia benefited from the upturn in the housing sector in the second half. Construction Materials reported an EBIT of $143m for the full year, 25% up on the prior corresponding period, on revenues of $1,640m (up 8% on the prior year).

Construction Materials' EBIT included a $28m profit from QEU operations (compared with $24m in FY01), together with ten months of better than expected earnings from the newly acquired Concrite operation, growth in BCSC's lime markets and improved pricing in cement and quarries. EBIT to sales margin increased to 8.7% compared with 7.5% in the prior year.

Building Products, Australia

Share of 2002 Revenue


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Year ended 30 June	2002	2001	% change
Sales revenue, $m	999	955	4.6
EBITDA, $m	128	110	16.3
EBIT, $m	85	65	30.2
Divisional cashflow, $m	93	55	67.1
Capital expenditure*, $m	33	52	
Funds employed, $m	811	841	
EBITDA return on sales, %	12.8	11.5	
EBIT return on sales, %	8.5	6.9	
EBIT return on funds employed, %	10.5	7.8	
Employees	3,691	3,692	
Revenue per employee, $m	0.271	0.259	

* Including acquisitions

Building Products in Australia delivered a full year EBIT of $85 million, which was 30% above last year, on revenues of $999 million, which were 5% above last year. Second half EBIT for Building Products, Australia of $49.0 million was 153% ahead of the June 2001 half-year result.

Building Products' result was adversely impacted by the loss of profits following the divestment of the Windows lineal and extrusion operations, Tasmanian Woodchips, and Tumbarumba Softwood mill in the prior year. However, this was more than offset by a strong turnaround in Australian housing activity benefiting Timber, Plasterboard and Clay & Concrete Products. The Windows fabrication business delivered a significant performance turnaround during the year. EBIT to sales margin increased to 8.5% from 6.9% in the prior year.

USA

Share of 2002 Revenue


USA Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles**

***Boral's share of revenues from the MonierLifetile concrete tile JV do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

Year ended 30 June	2002	2001	% change
US$			
Sales revenue, US$m	416	402	3.5
EBITDA, US$m	81	76	6.6
EBIT, US$m	57	53	9.0
A$			
Sales revenue, $m	793	756	4.8
EBITDA, $m	155	144	8.1
EBIT, $m	110	99	10.5
Divisional cashflow, $m	85	69	23.7
Capital expenditure*, $m	60	59	
Funds employed, $m	716	761	
EBITDA return on sales, %	19.6	19.0	
EBIT return on sales, %	13.8	13.1	
EBIT return on funds employed, %	15.3	13.0	
Employees	2,232	2,305	
Revenue per employee, $m	0.355	0.328	

* Including acquisitions

Boral's USA operations delivered its sixth consecutive year of profit growth contributing a full year EBIT of US$57 million, which was 9% ahead of last year. In Australian dollar terms, USA

EBIT was 10.5% up at $110 million including a $2 million favourable exchange rate impact. US Bricks delivered a strong result despite economic uncertainty, with steady volumes and improved prices coming through in resilient market conditions. There was a strong focus on capital and restructuring in US Tile, MonierLifetile and flyash operations during the year. Despite improved pricing in roof tiles and operational improvements in flyash and MonierLifetile, a volume decline in roof tiles of around 5% and one-off restructuring costs offset some of the positive gains. EBIT to sales margin improved to 13.8% compared with 13.1% in the prior year.

Asia

Asian Plasterboard (joint venture with Lafarge) and Indonesian Concrete (Jaya Readymix)

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Year ended 30 June	2002	2001	% change
Sales revenue, $m	53	38	39
EBIT, $m	20	4	405
Funds employed, $m	192	145	
EBIT return on funds employed, %	10.2	2.7	

Results for Asia reflect full year benefits of the Asian restructuring program, which has moved it from a loss making position two years ago to a strong full year EBIT of $20 million. Steady volume improvements in South Korea, Indonesia and Malaysia together with the full year benefits of the Siam Gypsum Industries acquisition in Thailand have contributed to this year's result. Consolidation and rationalisation of activities in Shanghai involving the relocation of the 30 million m^2 plant from Shanghai to Seoul and construction of a small, low-cost plant at Chongqing in China also contributed to the improved performance.

A strong foundation has been built for ongoing performance and growth in plasterboard in Asia.

Boral's Indonesian concrete business, which has approximately 30-35% of the pre-mix market, is benefiting from underlying market recovery.

OUTLOOK - FY2003

Housing approvals in Australia for the March quarter fell by 2.5% on the prior quarter and in the June 2002 quarter remained stronger than expected (dropping only by 0.5% on the March quarter). The six months to December 2002 should reflect a high level of activity flowing through from approvals. The June 2003 half is harder to forecast but we expect demand to reduce from current levels.

As expected, Australian non-dwellings and roads, highways & sub-divisions project activity should build during FY2003, driven by emerging large project work. This volume increase will largely benefit Boral's construction materials markets in Australia.

Overall revenues for Boral's Australian building products businesses are expected to be relatively flat during FY2003, with gradual increases in non-residential work and improved underlying performance offsetting weaker housing volumes in the second half. Australian Plasterboard prices are likely to be negatively affected by competitor and import pressures but this should be offset by operational improvements in Masonry, Bricks, Roofing and Timber.

FY2003 earnings for construction materials Australian businesses are expected to increase due to strengthened pricing and increased non-residential and infrastructure volumes in Australia; EBIT margins are expected to strengthen accordingly.

Quarry, concrete and cement price increases from early in the June 2002 quarter will have a full year impact in FY2003 for Boral's construction materials operations in Australia. Boral has also advised its customers of further price increases for cement, aggregates and pre-mix concrete to take effect in the December 2002 quarter.

Dependent upon timing of approvals, the Quarry End Use business unit should achieve similar profits in FY2003 to those reported for the past two years.

Asian profits are expected to remain strong. Further strengthening is possible due to increasing plasterboard penetration, underlying economic growth in Asia and plasterboard capacity increases in Korea. However, increased manufacturing overheads and possible price weakness associated with increased industry capacity in Korea could be negatives.

The outlook for the USA housing market is unclear in FY2003. Whilst we expect some softening in demand because of a weak economy and lower consumer confidence, we also expect residential demand to continue to show resilience in the current low interest rate environment. Boral's US earnings are expected to be favourably affected by underlying operational improvements in bricks, tiles and flyash operations.

There will be a continued focus on PEP/ operational improvements in all divisions and stay–in-business capital expenditure is expected to be around the level of depreciation for FY2003 (following three years of restraint at 70% or less of depreciation). There will be continued restraint on working capital levels.

Boral will have increased balance sheet flexibility for growth in FY2003 due to strong operational performance, conservative gearing and a stronger share price.

Boral's underlying profit performance in FY2003 is expected to exceed the FY2002 profit after tax of $192.4 million.

PRELIMINARY FINAL REPORT

Boral Limited

BORAL LIMITED
ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Name of entity

Boral Limited

ABN	Half Yearly	Preliminary Final	Financial year ended ('current period')
13 008 421 761		✔	30 June 2002

For announcement to the market

				$'A Millions
Sales revenue *(item 1.23)*	up	6.4%	to	3,488.8
Revenues from ordinary activities (including proceeds on sale of non-current assets)(item 1.1)	up	1.2%	to	3,525.9
Profit from ordinary activities after tax before profit on sale of businesses *(item 1.22 less item 1.26b-1)*	up	51.5%	to	192.4
Profit from ordinary activities after tax attributable to members *(item 1.22)*	up	25.4%	to	192.4
Net profit for the period attributable to members *(item 1.11)*	up	25.4%	to	192.4

Dividends	Amount per security	Franked amount per security at 30% tax (2001 34%)
Final dividend (item 15.4)	10 cents	7.5 cents
Previous corresponding period *(item 15.7)*	9 cents	3.15 cents

Record date for determining entitlements to the dividend *(see item 15.2)*	02 September , 2002
Short details of any bonus or cash issue or other item(s) of importance not previously released to the market:	Nil

Consolidated statement of financial performance

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.0 (a)	Sales revenue *(see item 1.23)*	3,488.8	3,280.2	6.4%
1.0 (b)	Other revenues from ordinary activities *(see items 1.24 - 1.25)*	37.1	204.2	-81.8%
1.1	Revenues from ordinary activities *(see item 1.23 - 1.25)*	3,525.9	3,484.4	1.2%
1.2	Expenses from ordinary activities *(see items 1.26 - 1.27)*	(3,222.5)	(3,165.0)	1.8%
1.3	Borrowing costs *(excluding interest revenue - see item 1.24)*	(68.1)	(114.1)	-40.3%
	(Net interest expense $63.2 million, 2001 $69.7 million)			
1.4	Share of net profit of associates and joint venture entities *(see item 16.7)*	44.7	26.2	70.6%
1.5	**Profit from ordinary activities before tax**	280.0	231.5	21.0%
1.6	Income tax on ordinary activities *(see attachment A)*	(87.2)	(77.8)	12.1%
1.7	**Profit from ordinary activities after tax**	192.8	153.7	25.4%
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-	-
1.9	**Net profit**	192.8	153.7	25.4%
1.10	Net profit (loss) attributable to outside equity interests	0.4	0.3	33.3%
1.11	**Net profit for the period attributable to members**	192.4	153.4	25.4%

Non-owner transaction changes in equity

1.12	Increase (decrease) in revaluation reserves	-	-	
1.13	Net exchange differences recognised in equity	(8.6)	22.6	
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-	
1.15	Initial adjustments from UIG transitional provisions	-	-	
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 to 1.15)*	(8.6)	22.6	
1.17	**Total Changes in equity not resulting from transactions with owners as owners** *(items 1.11 plus 1.16)*	183.8	176.0	4.4%

Earnings per share *(see item 10.1)*

Basic EPS	33.7 cents	27.0 cents	
Diluted EPS	33.5 cents	26.8 cents	

Profit (loss) from ordinary activities attributable to members

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.20	Profit from ordinary activities after tax *(item 1.7)*	192.8	153.7	25.4%
1.21	Less (plus) outside equity interests	0.4	0.3	33.3%
1.22	**Profit from ordinary activities after tax, attributable to members**	192.4	153.4	25.4%

Revenue and expenses from ordinary activities

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.23	**Sales Revenue**			
	Sale of goods	3,372.9	3,151.2	7.0%
	Sale of services	115.9	129.0	-10.2%
		3,488.8	3,280.2	6.4%
1.24	**Interest income**	4.9	44.4	
1.25	**Other revenue**			
	Proceeds on sale of non-current assets	32.2	159.8	-79.8%
		32.2	159.8	-79.8%
Revenues from ordinary activities *(item 1.1)*		3,525.9	3,484.4	1.2%
1.26a	**Details of expenses**			
	Cost of goods sold	2,288.3	2;130.1	7.4%
	Distribution expenses	448.6	442.2	1.4%
	Selling and marketing expenses	151.6	160.1	-5.3%
	Administrative expenses	280.7	285.2	-1.6%
	Written down value of assets sold	34.2	116.2	-70.6%
	Net foreign exchange loss/(gain)	0.8	(0.4)	-
	Amortisation of intangibles	18.3	18.6	-1.6%
	Other	-	13.0	-
Expenses from ordinary activities *(item 1.2)*		**3,222.5**	**3,165.0**	**1.8%**
1.26b	**Profit from ordinary activities after income tax expense includes the following revenues and expenses the disclosure of which are relevant in explaining the financial performance of the entity:**			
1.26b-1	Profit on sale of businesses	-	39.0	-
	Tax expense	-	(12.6)	-
	Profit on sale of businesses after tax expense	-	26.4	-
1.26b-2	Provision for insurance recovery losses and legal claims	-	(13.0)	-
	Tax benefit	-	2.4	-
		-	(10.6)	-
1.27	**Depreciation and amortisation excluding amortisation of intangibles** ***(see item 2.3)***	170.0	170.4	-0.2%
1.28	**Interest costs capitalised in asset values** Not applicable			
1.29	**Outlays capitalised in intangibles (unless arising from an acquisition of a business)** Not applicable			

Consolidated retained profits

1.30	Retained profits at beginning of financial period	138.7	87.1	
1.31	Net profit attributable to members *(item 1.11)*	192.4	153.4	25.4%
1.32	Net transfers to and from reserves	0.2	0.4	-
1.33	Net effect of changes in accounting policies			-
1.34	Dividends and other equity distributions paid or payable	(109.2)	(102.2)	6.8%
1.35	**Retained profits at end of financial period**	222.1	138.7	60.1%

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	16.4	(2.8)	-	13.6
2.2	Amortisation of other intangibles	1.9	-	-	1.9
2.3	**Total amortisation of intangibles**	18.3	(2.8)	-	15.5
2.4	Extraordinary items	-	-	-	-
2.5	***Total extraordinary items***	-	-	-	-

		Consolidated - previous corresponding period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	17.2	(2.6)	-	14.6
2.2	Amortisation of other intangibles	1.4	-	-	1.4
2.3	**Total amortisation of intangibles**	18.6	(2.6)	-	16.0
2.4	Extraordinary items	-	-	-	-
2.5	***Total extraordinary items***	-	-	-	-

Comparison of half year profits

		Current period $'A Millions	Previous corresponding period $'A Millions
3.1	Consolidated profit from ordinary activities after tax attributable to members reported for the *1st half year*	92.2	92.0
3.2	Consolidated profit from ordinary activities after tax attributable to members reported for the 2nd half year	100.2	61.4

Condensed Consolidated statement of financial position

		30 June 2002 $'A Millions	30 June 2001 $'A Millions	31 December 2001 $'A Millions
	Current assets			
4.1	Cash	43.4	34.7	39.2
4.2	Receivables	641.5	658.5	628.7
4.3	Investments	-	-	-
4.4 (a)	Inventories	352.5	363.0	373.3
4.4 (b)	Inventories - land held for resale	7.6	10.9	10.0
4.6	Other - prepayments & deferred expenses	28.6	31.2	58.6
4.7	**Total current assets**	1,073.6	1,098.3	1,109.8
	Non-current assets			
4.8	Receivables	44.1	48.7	57.0
4.9	Investments (equity accounted)	313.7	277.2	325.0
4.10	Other investments	0.2	0.3	0.3
4.11	Inventories - land held for resale	56.2	39.9	35.6
4.14	Other Property, plant and equipment (net)	2,070.7	2,114.1	2,097.2
4.15	Intangibles (net)	210.0	211.7	230.1
4.16	Deferred tax assets	125.8	147.7	145.5
4.17	Other - deferred expenses	12.7	12.4	14.0
4.18	**Total non-current assets**	2,833.4	2,852.0	2,904.7
4.19	**Total assets**	3,907.0	3,950.3	4,014.5
	Current liabilities			
4.20	Payables	485.1	483.1	436.3
4.21	Interest bearing liabilities	8.2	28.5	71.5
4.22	Tax liabilities	32.2	29.3	25.2
4.23	Provisions	244.6	278.1	243.3
4.25	**Total current liabilities**	770.1	819.0	776.3
	Non-current liabilities			
4.27	Interest bearing liabilities	916.3	989.0	1,023.7
4.28	Tax liabilities	232.0	233.5	228.7
4.29	Provisions	38.9	54.3	70.2
4.31	**Total non-current liabilities**	1,187.2	1,276.8	1,322.6
4.32	**Total liabilities**	1,957.3	2,095.8	2,098.9
4.33	**Net assets**	1,949.7	1,854.5	1,915.6
	Equity			
4.34	Capital	1,578.1	1,556.7	1,567.1
4.35	Reserves	147.9	156.7	166.6
4.36	Retained profits	222.1	138.7	179.5
4.37	**Equity attributable to members of the parent entity**	1,948.1	1,852.1	1,913.2
4.38	Outside equity interest in controlled entities	1.6	2.4	2.4
4.39	**Total equity**	1,949.7	1,854.5	1,915.6

Exploration and development expenditure capitalised

5.1 to 5.6 Not Applicable

Development properties

6.1 to 6.7 Not Applicable

Condensed consolidated statement of cash flows

		Current period $'A Millions	Previous corresponding period $'A Millions
	Cash flows related to operating activities		
7.1	Receipts from customers	3,601.5	3,567.9
7.2	Payments to suppliers and employees	(3,129.6)	(3,223.0)
7.3	Dividends received from associates	18.9	18.6
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	4.9	44.7
7.6	Interest and other costs of finance paid	(64.7)	(109.2)
7.7	Income taxes paid	(39.0)	(59.6)
7.8	Other	-	-
7.9	**Net operating cash flows**	392.0	239.4
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(203.5)	(174.8)
7.11	Proceeds from sale of property, plant and equipment	32.2	159.8
7.12	Payment for purchases of equity investments	(96.5)	(103.9)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other	-	-
7.17	**Net investing cash flows**	(267.8)	(118.9)
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	0.7	-
7.19	Proceeds from borrowings	715.4	345.5
7.20	Repayment of borrowings	(741.9)	(389.7)
7.21	Dividends paid (Net of dividends reinvested under the Dividend Reinvestment Plan $22.4 million (2001 $Nil))	(80.9)	(102.2)
7.22	Other (on-market share buy-backs)	-	-
7.23	**Net financing cash flows**	(106.7)	(146.4)
7.24	**Net increase/(decrease) in cash held**	17.5	(25.9)
7.25	Cash at beginning of period	19.2	42.7
7.26	Exchange rate adjustments to item 7.25	0.3	2.4
7.27	**Cash at end of period** (see reconciliation of cash)	37.0	19.2

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

Issue of shares in respect of dividend reinvestment plan $22.4 million (2001 $Nil)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period	Previous corresponding period
	$'A Millions	$'A Millions
8.1 Cash on hand and at bank	12.5	16.7
8.2 Deposits at call	2.7	2.6
8.3 Bank overdraft	(6.4)	(15.5)
8.4 Other (term deposits)	28.2	15.4
8.5 **Total cash at end of period** (item 7.27)	37.0	19.2

Other notes to the condensed financial statements

Ratios

	Current period	Previous corresponding period
Profit before tax/revenue 9.1 Consolidated operating profit before tax (item 1.5) as a percentage of revenue (item 1.1)	7.9%	6.6%
Profit after tax/equity interests 9.2 Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37).	9.9%	8.3%

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of basic and fully diluted EPS in accordance with AASB 1027 "Earnings per share".		
(a) Basic EPS	33.7 cents	27.0 cents
(b) Diluted EPS	33.5 cents	26.8 cents
(c) Weighted average number of ordinary shares outstanding during the period used in calculation of the Basic EPS	571,317,538	568,050,178
(d) Weighted average number of ordinary shares outstanding during the period used in calculation of the Diluted EPS	574,164,344	568,638,478

NTA Backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$ 3.02	$ 2.89

Discontinuing operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

13.1 to 13.4 None material*

* During the year control was gained over Concrite Holdings Pty Ltd and its controlled entities

Loss of control of entities having a material effect

14.1 to 14.5 Not applicable

Dividends

15.1	Date the dividend is payable	19 September , 2002
15.2	Record date to determine entitlements to the dividend (ie on the basis of registrable transfers received up to 5.00pm if paper based, or by "end of day" if a proper SCH transfer)	02 September , 2002

15.3 The final dividend has been declared

Amount per security

			Amount per security	Franked amount per security
15.4	**Final dividend:**	Current year	10 Cents	7.5 cents at 30% tax
15.5		Previous year	9 cents	3.15 cents at 30% tax
15.6	**Interim dividend:**	Current year	9 cents	3.15 cents at 30% tax
15.7		Previous year	9 cents	3.15 cents at 34% tax

Total dividend per security (interim *plus* final)

	Current period $'A Millions	Previous corresponding *period* $'A Millions
15.8 Ordinary securities	19 cents	18 cents

Final dividend per security

	Current period $'A Millions	Previous corresponding period $'A Millions
15.10 Ordinary securities	109.2	102.2
15.11 Preference securities		-
15.12 Other equity instruments		-
15.13 Total	109.2	102.2

The dividend plans shown below are in operation.

Dividend reinvestment plan

The last date(s) for receipt of election notices for the dividend plans	02 September , 2002

Any other disclosures in relation to dividends

None

Details of aggregate share of profits/(losses) of associates

	Entity's share of associates':	Current period $'A Millions	Previous corresponding period $'A Millions
16.1	Profit from ordinary activities	49.1	30.4
16.2	Income tax on ordinary activities	(4.4)	(4.2)
16.3	**Profit from ordinary activities after income tax**	**44.7**	**26.2**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit**	**44.7**	**26.2**
16.6	Adjustments	-	-
16.7	**Share of net profit of associates and joint venture entities**	**44.7**	**26.2**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities :

Name of entity

		Percentage of ownership interest held at the end of the period		Contribution to net profit after tax (item 1.9)	
		Current period	Previous corresponding period	Current period $'A Millions	Previous corresponding period $'A Millions
17.1	**Equity accounted associates and joint venture entities**				
	Lafarge Boral Gypsum in Asia Ltd	47.7%	43.0%	17.8	2.8
	Monier Lifetile LLC	50.0%	50.0%	16.7	15.6
17.2	Total			34.5	18.4
17.3	**Other material interests**				
	No material interests				
17.4	Total			-	-

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price ($)	Amount paid-up (cents)
18.3	**Ordinary securities**	575,253,472	575,253,472	-	-
18.4	Changes during current period				
	(a) Increases through issues	7,203,294	7,203,294	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.7	**Options**			Exercise price	Expiry date
	Options issued pursuant to the Boral Senior Executive Option Plan.	1,160,000	-	$ 5.26	11-Dec-2002
		30,000	-	$ 5.26	2-Mar-2003
		720,000	-	$ 3.00	4-Dec-2003
		130,000	-	$ 3.00	19-Jan-2004
		1,250,000	-	$ 4.04	1-Feb-2004
		1,684,550	-	$ 3.18	6-Dec-2004
		750,000	-	$ 2.28	1-Mar-2005
		750,000	-	$ 2.28	13-Nov-2005
		5,045,800	-	$ 1.97	8-Dec-2005
		3,164,900	-	$ 3.35	6-Nov-2006
18.8	Issued during current period	3,164,900	-	$ 3.35	6-Nov-2006
18.9	Exercised during current period	240,000	-	$ 3.00	-
18.10	Expired during current period	213,000	-	$ 4.63	22-Oct-2001

1. SEGMENTS

PRIMARY REPORTING

	Revenue* 2002 $ millions	%	Revenue* 2001 $ millions	%
BUSINESS SEGMENTS				
Building products - Australia	999.0	28.7	955.3	29.1
Construction materials - Australia	1,640.0	47.0	1,522.6	46.4
United States of America	792.9	22.7	756.3	23.1
Asia	52.6	1.5	37.9	1.2
Other	4.3	0.1	8.1	0.2
SEGMENT TOTAL	3,488.8	100.0	3,280.2	100.0

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are not considered material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

	Operating profit (excluding associates) 2002 $ millions	%	2001 $ millions	%	Results of associates 2002 $ millions	%	2001 $ millions	%	Operating profit before tax** 2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	81.8	27.4	61.6	26.0	3.5	7.8	3.9	14.9	85.3	24.8	65.5	24.9
Construction materials - Australia	136.0	45.6	110.1	46.7	6.7	15.0	3.9	14.9	142.7	41.6	114.0	43.5
United States of America	93.0	31.2	83.7	35.5	16.7	37.4	15.6	59.5	109.7	32.0	99.3	37.9
Asia	1.9	0.6	1.1	0.5	17.8	39.8	2.8	10.7	19.7	5.7	3.9	1.5
Other	(2.6)	(0.9)	(1.1)	(0.5)	-	-	-	-	(2.6)	(0.8)	(1.1)	(0.4)
Non Trading Activities	(2.9)	(1.0)	(13.0)	(5.5)	-	-	-	-	(2.9)	(0.8)	(13.0)	(5.0)
Corporate	(8.7)	(2.9)	(6.4)	(2.7)	-	-	-	-	(8.7)	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	298.5	100.0	236.0	100.0	44.7	100.0	26.2	100.0	343.2	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0						-		39.0	
Net interest expense	(63.2)		(69.7)						(63.2)		(69.7)	
	235.3		205.3		44.7		26.2		280.0		231.5	

	Segment assets (excluding investments in associates) 2002 $ millions	%	2001 $ millions	%	Investments in associates 2002 $ millions	%	2001 $ millions	%	Total assets 2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	965.9	28.2	982.5	28.1	4.7	1.5	5.3	2.0	970.6	25.9	987.8	26.3
Construction materials - Australia	1,711.0	50.0	1,643.0	47.1	10.6	3.4	7.9	2.8	1,721.6	46.1	1,650.9	43.8
United States of America	706.9	20.6	774.8	22.2	104.5	33.3	107.0	38.6	811.4	21.7	881.8	23.4
Asia	23.3	0.7	32.6	0.9	193.9	61.8	157.0	56.6	217.2	5.8	189.6	5.0
Other	3.7	0.1	12.4	0.4	-	-	-	-	3.7	0.1	12.4	0.3
Corporate	13.1	0.4	45.1	1.3	-	-	-	-	13.1	0.4	45.1	1.2
SEGMENT TOTAL	3,423.9	100.0	3,490.4	100.0	313.7	100.0	277.2	100.0	3,737.6	100.0	3,767.6	100.0
Cash and investments ***	43.6		35.0		-		-		43.6		35.0	
Deferred tax assets (unallocated)	125.8		147.7		-		-		125.8		147.7	
	3,593.3		3,673.1		313.7		277.2		3,907.0		3,950.3	

	Liabilities 2002 $ millions	%	2001 $ millions	%	Acquisition of segment assets 2002 $ millions	%	2001 $ millions	%	Depreciation & amortisation 2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS												
Building products - Australia	159.3	20.7	146.5	17.9	32.9	16.0	51.9	27.2	42.8	22.7	44.6	23.7
Construction materials - Australia	321.8	41.9	302.4	37.1	107.4	52.3	70.8	37.0	94.0	49.9	94.3	49.9
United States of America	95.3	12.4	120.7	14.8	60.5	29.5	58.6	30.6	45.7	24.3	44.5	23.5
Asia	24.9	3.2	44.8	5.5	2.8	1.4	0.8	0.4	1.5	0.8	1.2	0.6
Other	5.2	0.7	5.4	0.7	-	-	0.1	0.1	-	-	-	-
Corporate	162.1	21.1	195.7	24.0	1.6	0.8	9.0	4.7	4.3	2.3	4.4	2.3
SEGMENT TOTAL	768.6	100.0	815.5	100.0	205.2	100.0	191.2	100.0	188.3	100.0	189.0	100.0
Interest Bearing Liabilities (unallocated)	924.5		1,017.5									
Tax Liabilities (unallocated)	264.2		262.8									
	1,957.3		2,095.8		205.2		191.2		188.3		189.0	

	Non cash expenses/(income) 2002 $ millions	%	2001 $ millions	%
BUSINESS SEGMENTS				
Building products - Australia	2.6	(13.0)	(5.7)	21.2
Construction materials - Australia	1.1	(5.4)	5.2	(19.3)
United States of America	(6.6)	32.7	(9.8)	36.4
Asia	(14.5)	71.8	(12.1)	45.0
Other	(0.2)	1.0	(1.1)	4.1
Corporate	(2.6)	12.9	(3.4)	12.6
SEGMENT TOTAL	(20.2)	100.0	(26.9)	100.0
Net deferred tax balance	25.8		(32.9)	
	5.6		(59.8)	

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

1. SEGMENTS *(continued)*

	Revenue*				Acquisition of segment assets							
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
SECONDARY REPORTING GEOGRAPHICAL SEGMENTS												
Australia	2,639.0	75.6	2,477.9	75.5	140.3	68.4	122.7	64.2				
United States of America	792.9	22.7	756.3	23.1	60.5	29.5	58.6	30.6				
Asia	52.6	1.5	37.9	1.2	2.8	1.4	0.8	0.4				
Other	4.3	*0.1*	*8.1*	*0.2*	-	-	*0.1*	*0.1*				
Non Trading Activities	-	-	-	-	-	-	-	-				
Corporate	-	-	-	-	1.6	0.8	9.0	4.7				
SEGMENT TOTAL	3,488.8	100.0	3,280.2	100.0	205.2	100.0	191.2	100.0				

	Operating profit (excluding associates)				Results of associates				Operating profit before tax			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
GEOGRAPHICAL SEGMENTS												
Australia	217.8	73.0	171.7	72.8	10.2	22.8	7.8	29.8	228.0	66.4	179.5	68.5
United States of America	93.0	31.2	83.7	35.5	16.7	37.4	15.6	59.5	109.7	32.0	99.3	37.9
Asia	1.9	0.6	1.1	0.5	17.8	39.8	2.8	10.7	19.7	5.7	3.9	1.5
Other	(2.6)	(0.9)	(1.1)	(0.5)	-	-	-	-	(2.6)	(0.8)	(1.1)	(0.4)
Non Trading Activities	(2.9)	(1.0)	(13.0)	(5.5)	-	-	-	-	(2.9)	(0.8)	(13.0)	(5.0)
Corporate	(8.7)	(2.9)	(6.4)	(2.7)	-	-	-	-	(8.7)	(2.5)	(6.4)	(2.4)
SEGMENT TOTAL	298.5	100.0	236.0	100.0	44.7	100.0	26.2	100.0	343.2	100.0	262.2	100.0
Disposal and restructure of businesses	-		39.0						-		39.0	
Net interest expense	(63.2)		(69.7)						(63.2)		(69.7)	
	235.3		205.3		44.7		26.2		280.0		231.5	

	Segment assets (excluding investments in associates)				Investments in associates				Total assets			
	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%	2002 $ millions	%	2001 $ millions	%
GEOGRAPHICAL SEGMENTS												
Australia	2,676.9	78.2	2,625.5	75.2	15.3	4.9	13.2	4.8	2,692.2	72.0	2,638.7	70.0
United States of America	706.9	20.6	774.8	22.2	104.5	33.3	107.0	38.6	811.4	21.7	881.8	23.4
Asia	23.3	0.7	32.6	0.9	193.9	61.8	157.0	56.6	217.2	5.8	189.6	5.0
Other	3.7	0.1	12.4	0.4	-	-	-	-	3.7	0.1	12.4	0.3
Corporate	13.1	0.4	45.1	1.3	-	-	-	-	13.1	0.4	45.1	1.2
SEGMENT TOTAL	3,423.9	100.0	3,490.4	100.0	313.7	100.0	277.2	100.0	3,737.6	100.0	3,767.6	100.0
Cash and investments ***	43.6		35.0		-		-		43.6		35.0	
Deferred tax assets (unallocated)	125.8		147.7		-		-		125.8		147.7	
	3,593.3		3,673.1		313.7		277.2		3,907.0		3,950.3	

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Asia	Asia, New Zealand
Other	Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.

19.2 *Material factors effecting the revenues and expenses of the consolidated entity for the current period.*

Refer attached Results Announcement

19.3 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

Nil

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least a year.

The balance of the franking account fof Boral Limited as at 30 June 2002 is $Nil after adjusting for franking credits/debits that will arise from:
- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance date
- the receipt of intercompany dividends from controlled entities during the current financial year.

The company anticipates that future franking credits/debits arising from future transactions of the abovementioned nature will enable it to pay dividends franked to at least the current level of the final dividend.

From 1 July 2002 the New Business Tax System (Imputation) Act 2002 requires measurement of franking credits based on the amount of income tax paid, rather than on after-tax profits. This change in the basis of measurement does not change the value of franking credits to shareholders who may be entitled to franking credit benefits.

19.5 Changes in accounting policies since the last annual report are disclosed as follows.

Segment reporting : The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to *similar risks and returns. The new segments reported are : Construction Materials, Building Products, USA, Asia. Comparative information* has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the group as a result of these changes.

Earnings per share : The consolidated entity has applied AASB 1027 Earnings Per Share (issued in June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 30 June 2002 has been adjusted so that the basis of calculation used is consistent with that of the current period.
Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received had the potential ordinary shares been converted. The diluted EPS weighted average number of ordinary shares *now includes the number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than* the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.
There is no material impact on the group as a result of applying this standard.

19.6 Revisions of estimates of amounts reported in previous interim periods which have a material effect on this half year

None Material

19.7 *Changes in contingent liabilities or assets*

None material

Annual Meeting

The annual meeting will be held as follows:

Place	The Wentworth Hotel, 61 Phillip Street, Sydney
Date	25 October 2002
Time	10.30 am
Approximate date the annual report will be available	23 September 2002

Compliance statement

1 This report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements and Urgent Issues Consensus Views.

2 This report, and the accounts upon which the report is based, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

- [ ] The financial report has been audited.
- [ ] The accounts have been subject to review.
- [x] The financial report is in the process of being audited or subject to review.
- [ ] The financial report has *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: [signature] Date: 21 August 2002

(Company secretary)

Print name: M. B. Scobie

Income tax expense (attachment A)

	Current period $'A Millions	Previous corresponding period $'A Millions
Income tax expense on operating profit (item 1.6)	87.2	77.8
Income tax expense/(benefit) on pretax accounting profit:		
(i) at Australian tax rate	84.0	78.7
(ii) adjustment for difference between Australian and overseas tax rates	11.0	8.4
Income tax expense on pretax accounting profit at standard rates	95.0	87.1
Tax effect of major items causing permanent differences:		
Past tax losses recouped	(1.5)	(0.1)
Current tax losses not tax effected	0.0	0.1
Depreciation and amortisation	3.7	2.2
Capital (profits)/losses	(0.7)	(6.9)
(Over)/under provision for tax in previous years	(2.3)	(0.9)
Share of associates' net profit	(8.4)	(3.0)
Other items	1.4	(0.7)
	(7.8)	(9.3)
Income tax expense for the year	87.2	77.8

BORAL

2002 Full Year RESULTS

21 August 2002

Boral's underlying profit increases by 51% to $192 million

Rod Pearse

Overview of Results Presentation

- Financial results
- Segment overview
  - Building Products, Australia
  - Construction Materials, Australia
  - USA
  - Asia
- Perform & grow strategy
- Outlook

Financial highlights

- Underlying PAT (before disposal of businesses) up 51% to $192.4m
- Final dividend increased to 10 cents & 75% franked
- EPS up 25% to 34 cents
- Result driven by cyclical recovery in Australian housing, resilience in USA and continued growth in Asia
- Sales Revenue up 6% to $3.5 billion
- EBIT up 31% to $343m
- EBIT/Sales margins up from 8.0% to 9.8%
- Operating cash flow up 64% to $392m
- ROFE up 31% to 12.1%
- Debt / Equity down from 53% to 45%

This performance is delivering shareholder value

- Earnings per share of 34 cents up from 27 cents
- Dividend of 19.0 cents for 2002 with franking now at 75%
- Dividend yield of 5.4% for FY2002
- Non-dilutive DRP
- Share price up 86% to $4.24 from $2.28 at demerger
- Top quartile of ASX100 Total Shareholder Returns

Australian building and construction activity is recovering from cyclical low levels



AUSTRALIA – TOTAL BUILDING & CONSTRUCTION ACTIVITY
$97/98 billion Value of Work Done
$50
$40
$30
$20
$10
$0
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Roads, H'ways, Subs & Bridges
Non-dwellings
Dwellings

Source: ABS, BIS Shrapnel estimate for 2002 June quarter

Australian residential construction approvals rebounded strongly during FY2002



Quarterly Approvals / Starts 000's
Quarterly Value of Work Done (A$billion)
FY2001
FY2002
Building Approvals
Starts
Residential VWD
50
40
30
20
10
0
12
10
8
6
4
2
Jun 96
Jun 97
Jun 98
Jun 99
Jun 00
Jun 01
Jun 02

Source: ABS

Residential and non-residential construction demand in the US has been more resilient than expected

US RESIDENTIAL & NON-RESIDENTIAL SPENDING IN BORAL "BRICK STATES"*



Value of Work Commenced (US$ Billion 1992)
$200
$160
$120
$80
$40
$0
Dodge Q1 2002 Forecast
Actual
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: FW Dodge Construction Forecasting Unit.

* **Brick States:** Alabama, Arkansas, Carolinas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Ohio, Oklahoma, Tennessee, Texas, Virginia.

Asian construction demand continues to grow post the Asian "Crisis"



Korea
Value of construction orders received. Trillion Won
Thailand
Gross fixed capital formation. Billion bhat
Indonesia
Value of completion. Trillion Rp
China - Shanghai
Value of construction work done. Billion yuan
40
30
20
10
0
600
400
200
70
35
1990
1992
1994
1996
1998
2000
2002 F
2004 F
1991
1993
1995
1997
1999
2001 e
2003 F

LEGEND: Residential Non-residential Eng & Constr Total VWD

Source: Korea: National Statistical Office, Thailand: Office of National Economic & Social Development Board, Indonesia: Biro Pusat Statistic Indonesia, China: China Statistical Yearbook, BIS Shrapnel for 2001 estimates and forecasts from 2002 onwards

Underlying profit increases by 51% to $192m

A$ million	FY2002	FY2001	% change
Sales revenue	**3,489**	3,280	6
EBITDA*	**531**	451	18
EBIT*	**343**	262	31
Interest	**63**	70	(9)
Profit before tax*	**280**	192	45
Profit on disposal of businesses	**-**	39	-
Tax	**87**	78	12
Profit after tax	**192**	153	25
Profit after tax (underlying)*	**192**	**127**	**51**

* (excluding profit on disposals of businesses)

Margins are improving


EBITDA/Sales
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
EBIT/Sales
10%
8%
6%
4%
2%
0%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002

Results for reported building and construction materials businesses each year

EBIT has been driven by volumes, growth projects and operational improvements



$262 m
$343 m
POSA &
divestments
Volume
PEP
Other
FY2001
Price
Cost increases
Growth
FY2002

Strong cashflow generation is reducing debt

	FY2002	FY2001	% change
Net debt $m	**881**	983	(10)
Interest $m	**63**	70	(9)
Debt / (Debt + Equity) %	**31%**	35%	
Debt / Equity %	**45%**	53%	
Interest cover, times	**5.4 x**	4.3 x	
Funds employed $m	**2,831**	2,837	
ROFE %	**12.1%**	9.2%	
NTA / share $	**$3.02**	$2.89	4.5%

All business segments are up

Revenue A$ million	FY2002	FY2001	% change
Building Products, Australia	**999**	955	5
Construction Materials, Australia	**1,640**	1,523	8
USA	**793**	756	5
Asia	**53**	38	39
Discontinued	**4**	8	
Total	**3,489**	**3,280**	**6**

EBIT A$ million	FY2002	FY2001	% change
Building Products, Australia	**85**	66	30
Construction Materials, Australia	**143**	114	25
USA	**110**	99	11
Asia	**20**	4	405
Corporate, Discontinued & Other	**(15)**	(21)	
Total	**343**	**262**	**31**

Segment Results

Building Products, Australia

Share of 2002 Revenue


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

- Sales up 5% to $999 million
- EBIT up 30% to $85m
- EBIT/Sales margin up from 6.9% to 8.5%
- EBITDA/Sales margin up from 11.5% to 12.8%
- Funds employed down 4% to $811m
- ROFE up from 7.8% to 10.5%

Segment Overview

Building Products, Australia



Revenue
A$ Million
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
EBIT
A$ Million
$140
$120
$100
$80
$60
$40
$20
$0
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
EBIT / Revenue
10%
8%
6%
4%
2%
0%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002

Building Products, Australia – stronger in second half

- Strong uplift in Australian housing activity (VWD +20%)
- Significant gains in bricks; unsatisfactory ROFE
- Manufacturing capacity shortfalls in roofing
- Masonry had a good year
- Good results from plasterboard
- Significant turnaround in timber and windows

Construction Materials, Australia

Share of 2002 Revenue



Quarries
Cement division*
Contracting
QEU
Transport
Asphalt
Concrete

- Sales up 8% to $1.64 billion
- EBIT up 25% to $143m
- EBIT/Sales margin up from 7.5% to 8.7%
- EBITDA/Sales margin up from 13.7% to 14.4%
- Funds employed up 4% to $1,400m
- ROFE up from 8.5% to 10.2%

* Cement division includes BCSC, concrete placement & scaffolding

Construction Materials, Australia



Revenue
A$ Million
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002



EBIT
A$ Million
$250
$200
$150
$100
$50
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002



EBIT / Revenue
14%
12%
10%
8%
6%
4%
2%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002

Construction Materials, Australia

- Underlying concrete and quarry volumes up
- Concrete and quarry EBIT up around 30%
- Good result from Concrite & Alsafe acquisitions
- Improved cement, quarry and concrete pricing
- QEU contributed $28m profit
- Blue Circle benefited from growth in dwellings/lime sales
- Cement capacity a negative
- Recovery in scaffolding utilisation

Prices have improved in the fourth quarter of FY2002


AUSTRALIA – READY MIX CONCRETE PRICE INDEX
ANNUALLY 1980-2002 (average)
QUARTERLY 2000-02
Ready Mix Price Index
120
110
100
90
80
70
60
50
40
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02

Source: ABS Price Index for Material Used in Other than House Building – Readymix Concrete (Weighted Average of six Capital Cities)

United States

Share of 2002 Revenue



Bricks
Clay rooftiles
Flyash & admixtures
Concrete rooftiles*

- Sales up 3% to US$416m (excluding MonierLifetile JV)
- EBIT up 9% to US$57m
- EBIT/Sales margin up from 13.1% to 13.8%
- EBITDA/Sales margin up from 19.0% to 19.6%
- Funds employed up 4% to US$404m
- ROFE (US$) up from 13.7% to 14.3%

* MonierLifetile JV is equity accounted - Boral's share of revenue does not appear in consolidated accounts

United States



Revenue
AS Million
$800
$700
$600
$500
$400
$300
$200
$100
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002
EBIT
A$ Million
$120
$100
$80
$60
$40
$20
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002
EBIT / Revenue
16%
14%
12%
10%
8%
6%
4%
2%
FY1997 FY1998 FY1999 FY2000 FY2001 FY2002

United States

- Market resilient despite uncertainty
- Price improvement in bricks, tiles, flyash
- Improved results in bricks
- Turnaround of BMTI business
- Concrete tiles flat – restructuring costs
- Clay tiles down 5% - plant upgrades
- Ongoing growth focus

Asia



Revenue *
A$ Million
$250
$200
$150
$100
$50
$0
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
EBIT
A$ Million
$20
$10
$0
-$10
-$20
-$30
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
EBIT / Revenue*
10%
-0%
-10%
-20%
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002

* 2001 & 2002 revenues include Boral's share of the Plasterboard Asia JV

Asia

Asian Plasterboard JV:

- Underlying volumes up 12%
- Strong returns from South Korea
- *Full year contribution Siam Gypsum Industries*
- Elimination of EBITDA losses in China
- Stronger prices/volumes in Indonesia
- 30m m^2 plant in Seoul; commissioning in August 2002
- Boral's interest increased from 43% to 48%

Indonesia Concrete and Quarries:

- Recovery of Indonesian concrete
- Quarry expansion review

Boral's strategy is to perform & grow around its leading reserve and market positions


USA
Bricks #1
Concrete Roof tiles* #1
Clay Roof tiles #1
Flyash #2
ASIA
Plasterboard*
Indonesia #1
Malaysia #1
China (east) #1
Korea #1
Thailand #1
The Philippines #1
Indonesia concrete #1
AUSTRALIA
Cement #1
Quarries #1
Bricks #1
Masonry #1
Concrete #1
Asphalt #2
Roof tiles #2
Plasterboard #2

*Joint venture with Lafarge

Strong capacity to fund growth



Net Debt / Equity (%)
90%
80%
70%
60%
50%
40%
30%
Net Debt/Equity
Target Gearing Range
$180
$150
$120
$90
$60
$30
$0
Capital Expenditure (A$m)
Dec 1999
June 2000
Dec 2000
June 2001
Dec 2001
June 2002
Growth capex
SIB capex

Over $400m allocated to growth in Australia and offshore

GROWTH SINCE DEMERGER



Australia
A$214m
USA
A$81m*
Asia
A$143m

* *Includes Boral's share of JV growth expenditure*

Australia

Oberon Softwood JV, Koolkhan upgrade, Concrite & Alsafe Concrete, Transfield Asphalt, Marulan lime upgrade, Compton Park Quarry, Go-Crete

Asia

Plasterboard JV (incl. Siam Gypsum), Indonesia Concrete Assets

USA

Vostile,Commercial/moulded brick upgrade, new Augusta paver plant, new rooftile plants at Denver, Mexico, MonierLifetile expansion

Australian building and construction activity is recovering from historically low levels



AUSTRALIA – TOTAL BUILDING & CONSTRUCTION ACTIVITY
$50
$40
$30
$20
$10
$0
Value of Work done
$97/98 billion seasonally adjusted
Roads, H'ways, Subs & Bridges
Non-Dwelling
Dwelling
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Forecast
2003
2004
2005
2006
2007

Source: ABS, BIS Shrapnel forecast

A resilient outlook is forecast for the US



US RESIDENTIAL & NON-RESIDENTIAL SPENDING IN BORAL "BRICK STATES"*
$200
$160
$120
$80
$40
$0
Value of Work Commenced
(US$ Billion 1992)
Dodge Q1 2002
Forecast
Actual
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Forecast
2002
2003
2004
2005
2006

Source: FW Dodge Construction Forecasting Unit.

* **Brick States:** Alabama, Arkansas, Carolinas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Ohio, Oklahoma, Tennessee, Texas, Virginia.

Outlook for FY2003

- Aust. residential demand solid for H1; turn down in H2
- Aust. non-residential major projects stronger H2
- Uncertainty in US markets; weaker economy / confidence
- Impact of changes in US exchange rate
- Continued Asian growth; Korean uncertainties
- Recent Australian construction materials price rises
- Ongoing contribution from QEU
- We expect to exceed FY2002 PAT